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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 29, 2002

NOVARTIS AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        Enclosures:

        Novartis announces intention to make a public tender offer for the shares of Lek, creating a winning combination in the fast-growing generics market (August 29, 2002)

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax + 41 61 324 8844
Internet Address:
http://www.novartis.com

Investor Relations Release

Novartis announces intention to make a public tender offer for the shares of Lek, creating a winning combination in the fast-growing generics market

        Novartis intends, subject to certain conditions, to make an offer to acquire all of the capital stock of Lek for 95 000 Slovenian Tolars (SIT) per share, a premium of more than 73% above the year-to-date average closing class A share price

        Excellent complementarity and potential for stronger growth

        Together, Novartis and Lek would be positioned as a global leader with a strong presence in the key generics markets of the US, Western Europe, Central Eastern Europe, South Eastern Europe and the CIS region

        Novartis is Lek's partner of choice to drive international expansion in key markets, securing its position as a generics leader and innovator

Press conference to be held at 13.00 hrs today at Lek Headquarters, Verovskova 57, Ljubljana

        Basel / Ljubljana, 29 August 2002—Novartis, a global leader in healthcare, and Lek, Slovenia's leading drug-maker, announced today that they have concluded discussions regarding a potential combination, which could create a leading player in generics (off-patent medicines) in the US, Western Europe, Central Eastern Europe (CEE), South Eastern Europe (SEE) and the Commonwealth of Independent States (CIS). The proposed public tender offer would be subject to regulatory approvals in certain CEE, SEE and CIS countries where Lek operates and certain other conditions.

        Novartis intends to make a cash payment of:

        SIT 95 000

        for each share (class A and B), representing a premium of approximately 42% to the closing class A share price on Thursday, 22 August 2002, the date before Lek's shares were temporarily suspended from trading. The premium is more than 73% above the average closing price of the class A shares from the beginning of 2002. The offer price implies a market capitalization for Lek of SIT 184 billion (CHF 1186 million). Lek's shares are traded exclusively on the Ljubljana Stock Exchange in Slovenia.

        It is intended that Lek will continue to operate as a separate company based in Slovenia with its own corporate identity. It will become a valued member of the Novartis Group playing a key role in Novartis' strategy in the region including the CEE, SEE and CIS markets. Novartis supports Lek's investment plans to increase capacity, principally in Slovenia and across the region. No downsizing program of the workforce or operations is foreseen as the strategic rationale builds on accelerating growth and improved access to markets. The Lek brand is a highly valued asset and will be maintained and safeguarded to optimize performance and growth.

        Novartis believes that Lek has successfully built a strong franchise in the region and an attractive product pipeline. Lek's management, employees and regional know-how will be important assets to the combined business. Mr. Metod Dragonja will remain in his role of Chief Executive Officer of the Lek Group and, together with his management team, will play a leading role in the future of the regional business. In addition, Lek's management will participate in the Novartis Generics' Global Committees, including its Executive Committee.

        "High quality generics have a key role in healthcare management, particularly in Central and South Eastern Europe and the CIS, where demand is growing strongly", noted Christian Seiwald, Head of Novartis' generics business worldwide. "Both companies want to enhance their position in these emerging markets. With Lek as the regional platform for the combined businesses, we would gain a strong presence in these markets and have an attractive, well-balanced position in Europe as a whole. In addition, Lek will play an important role as an additional research, development and manufacturing center for Novartis Generics."

        Lek's Management Board supports the intended strategic combination, and will issue a formal statement in response to the Offer at, or around, the time the Offer documentation is published. Metod Dragonja, President of Lek, commented: "As one of the world's most respected and dynamic top-tier pharmaceutical and generics companies, Novartis is our partner of choice to leverage and expand our business globally. We have a similar culture and passion for growth through innovation."

Excellent fit

        The two companies are highly complementary in terms of market presence. Novartis considers Lek to be an ideal partner for pursuing joint business interests in the CEE, SEE and CIS region. Lek offers an excellent platform for Novartis to penetrate the growing emerging European markets and make a wider range of its products available to doctors and patients. At the same time, Novartis offers Lek market know-how and facilitates access to the US, EU and other markets, leveraging Lek's pipeline. The combined businesses would have a broad product pipeline covering various therapeutic areas such as anti-infectives, cardiovascular and gastrointestinal tract products, and complementary strengths in the production of active ingredients.

        Through the relationship with Novartis, Lek is expected to secure its position as a generics market leader and an innovator in an increasingly competitive global market environment.

About Lek

        Based in Ljubljana, Slovenia, Lek is an international group of generics companies and ranks among the leading pharmaceutical businesses in the CEE, SEE and CIS region, while having a broader international presence in several specific product lines. Lek is active in pharmaceuticals and veterinary products. In pharmaceuticals, it has a wide-ranging product portfolio, with substantial expertise in anti-infectives, cardiovascular and gastrointestinal tract products. The Lek Group employs about 3600 people in various regions and achieved total sales of SIT 78.5 billion (CHF 544 million), operating income of SIT 9.6 billion (CHF 67 million) and net income of SIT 8.2 billion (CHF 57 million) in 2001. The company's market capitalization on 22 August 2002 was approximately SIT 129 billion (CHF 834 million). For further information please consult http://www.lek.si.

About Novartis

        Novartis' Generics Business Unit comprises a number of companies that produce high-quality generics and active ingredients for the pharmaceutical and biotechnology industry. Because of its expertise in production and formulation, Novartis Generics can offer a broad range of high-quality pharmaceuticals at competitive prices. The Business Unit employs more than 7000 people worldwide and achieved sales of CHF 2.6 billion in 2001.

        Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion and a net income of CHF 7.0 billion. The Group invested approximately CHF 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Disclaimer

        This document and the content of it does not constitute an offer of securities or an offer to purchase securities, nor a solicitation for an offer of securities or an offer to purchase securities, nor marketing or sales activity for such securities. This document must not be used for such an offer or such marketing activities. This document shall also not be construed to record that an offer of securities or an offer to purchase securities, or a solicitation for an offer of securities or an offer to purchase securities, or marketing or sales activity for such securities have been or will be made. If a public offer to acquire securities is made, a prospectus will be filed with the Securities Market Agency and a bid document will be published in advance in accordance with the Slovenian Takeover Act.

        This release contains certain "forward-looking statements", relating to both the Novartis Group's and Lek's businesses, which can be identified by the use of forward-looking terminology or by discussions of strategy, plans or intentions. Such statements include a description of the intention of Novartis to make a tender offer for the shares of Lek. Such statements reflect the current views of Novartis with respect to future events and are subject to certain risks, uncertainties and assumptions. It is possible that the tender offer may not be made if the conditions proposed by Novartis are not met in a manner that Novartis deems satisfactory. Other factors that could impact the success of a potential acquisition include uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Form 20-F filed by Novartis with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        The information contained herein is not for publication or distribution to persons in the United States of America or any jurisdiction where such sale would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in or from the United States without registration thereunder or pursuant to an available exemption therefrom.

BACKGROUND

The proposed transaction

        Novartis Pharma storitve d.o.o., a wholly owned Slovenian subsidiary of the Novartis group of companies, intends to launch the Offer as a public tender offer to acquire all of Lek's 1 792 782 class A shares and 140 394 class B shares on the open market. The Offer is conditional on Novartis receiving acceptances for at least 51% of Lek's share capital.

        On 28 August 2002, Lek's Supervisory Board approved Novartis' acquisition of more than 15% of Lek's shares.

        A draft bid/prospectus will be filed with the Slovenian Securities Market Agency (SMA) as soon as practicable and, subject to the approval of the SMA, published within 30 days of this announcement.

        To pave the way for the Offer, Lek's management and Supervisory Board issued a notice to its shareholders on 26 August 2002 to convene a General Meeting to be held on 27 September 2002 at 7.30 a.m. At this meeting, resolutions will be proposed to amend Lek's articles of association (the "Articles") to provide for:

  •
  the removal of the restriction on voting more than 15% of the Lek voting stock (a restriction which would become invalid in Slovenia by mid 2003); and

  •
  changes in relation to Lek's Supervisory Board in order to allow Novartis to obtain majority representation on that Board immediately after the Offer has been declared successful.

        In addition, the General Meeting will decide on the exclusion of pre-emption rights in relation to Lek's 87 075 treasury shares to enable those shares to be acquired by Novartis pursuant to the Offer.

        Such amendments to the Articles and decisions of the General Meeting are material to Novartis' decision as to whether it proceeds with the Offer and, accordingly, Novartis reserves its right not to make the Offer in the event the Lek shareholders do not approve the above-mentioned measures. Novartis may also take such a decision under other circumstances that it considers to be materially adverse to the transaction.

Indicative Timetable

General Meeting	27 September 2002
Publication of the Bid/Prospectus	28 September 2002
Publication of Management Opinion	within 10 days of the publication of the bid

Advisers

        Credit Suisse First Boston and CA IB Corporate Finance are acting as joint financial advisers to Novartis AG. ABN AMRO is acting as sole financial adviser to Lek d.d.

Enquiries

Novartis AG
Novartis Press Office
+41 61 324 22 00

Lek d.d.
+386 1 580 22 43

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2002	NOVARTIS AG
	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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Investor Relations Release
Press conference to be held at 13.00 hrs today at Lek Headquarters, Verovskova 57, Ljubljana
SIGNATURES